China Yuchai International Completes Acquisition of
Remanufacturing Joint Venture

Singapore, Singapore – September 10, 2014 – China Yuchai International Limited (NYSE: CYD) (“China Yuchai” or the “Company”), announced today that further to its announcement on July 2, 2014, its main operating subsidiary, Guangxi Yuchai Machinery Company Limited (“GYMCL”), has completed its acquisition of 100% equity interest in Yuchai Remanufacturing Services (Suzhou) Co., Ltd. (“YRC”).

Pursuant to an equity transfer agreement entered into between Caterpillar (China) Investment Co., Ltd. and GYMCL, the former transferred its entire 49% equity ownership in YRC to the latter resulting in YRC becoming a wholly-owned subsidiary of GYMCL.

About China Yuchai International

China Yuchai International Limited, through its subsidiary, Guangxi Yuchai Machinery Company Limited (“GYMCL”), engages in the manufacture, assembly, and sale of a wide variety of light-, medium- and heavy-duty engines for trucks, buses, passenger vehicles, construction equipment, marine and agriculture applications in China. GYMCL also produces diesel power generators. The engines produced by GYMCL range from diesel to natural gas and hybrid engines. Through its regional sales offices and authorized customer service centers, the Company distributes its engines directly to auto OEMs and retailers and provides maintenance and retrofitting services throughout China. Founded in 1951, GYMCL has established a reputable brand name, strong research and development team and significant market share in China with high-quality products and reliable after-sales support. In 2013, GYMCL sold 500,756 engines and is recognized as a leading manufacturer and distributor of engines in China. For more information, please visit http://www.cyilimited.com

For more information, please contact:
Kevin Theiss / Dixon Chen
Grayling
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Email: cyd@grayling.com